Exhibit (d)(7)

PERSONAL AND CONFIDENTIAL

September 4, 2014

Roche Holdings, Inc.

1 DNA, MS #24

South San Francisco, CA 94080

Attention: Mr. Bruce Resnick

Ladies and Gentlemen:

In connection with your consideration of a possible investment by you and/or your Affiliates (as defined below) in Foundation Medicine, Inc. (the “Company”) or a business combination transaction between the Company and you and/or your Affiliates and/or various collaborations between the Company and you and/or your Affiliates (the “Possible Transaction”), each party has requested information concerning the other party that is confidential and proprietary. As a condition to being furnished such information, the receiving party agrees to treat any information, whether written or oral, concerning the disclosing party or any of its subsidiaries, affiliates or divisions (whether prepared by the disclosing party, its advisors or otherwise) that is or has been furnished to the receiving party by or on behalf of the disclosing party (herein collectively referred to as the “Evaluation Material”) in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth. The term “Evaluation Material” includes, without limitation, all notes, analyses, compilations, Excel spread sheets, data, reports, studies, interpretations or other documents furnished to you or your Representatives (as defined below) or prepared by the receiving party or its Representatives to the extent such materials reflect or are based upon, in whole or in part, the Evaluation Material, and may contain material, non-public information about the disclosing party. The term “Evaluation Material” does not include information that (a) is or becomes available to the receiving party or any of its Representatives on a nonconfidential basis from a source other than the disclosing party or its Representatives; provided that such source is not known by the receiving party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the disclosing party that prohibits such disclosure, (b) is or becomes generally available to the public other than as a result of a disclosure by the disclosing party or its Representatives in violation of this letter agreement, or (c) has been or is independently developed by the receiving party or its Representatives without the use of the Evaluation Material or in violation of the terms of this letter agreement. For purposes of this letter agreement, (i) the term “Representatives” shall include the applicable party’s Affiliates and its and their respective directors, managers, officers, employees, attorneys, accountants, financial advisors, agents and other professional representatives, and (ii) the term “Affiliates” has the meaning set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the

Roche Holdings, Inc.

September 4, 2014

“Exchange Act”); provided that with respect to you, Chugai Pharmaceutical Co., Ltd., with a principal address at 1-1 Nihonbashi Muromachi 2-chome, Chuo-ku, Tokyo, 103-8324 (“Chugai”), shall not be considered your Affiliate for the purposes of this letter agreement, unless you opt for such inclusion of Chugai by giving written notice to the Company.

1.	Each party hereby agrees that the Evaluation Material will be kept confidential and used solely for the purpose of evaluating, negotiating and/or implementing the Possible Transaction, in each case by the receiving party and its Representatives to whom Evaluation Material is provided in accordance with this letter agreement; provided, however, that the Evaluation Material may be disclosed (i) to the receiving party’s Affiliates and any of its other Representatives who need to know such information for the sole purpose of evaluating, negotiating and/or implementing a Possible Transaction, (ii) pursuant to an External Demand in accordance with paragraph 3 of this letter agreement, and (iii) as the disclosing party may otherwise consent in writing. All such Representatives and Affiliates shall (A) be informed by you of the confidential nature of the Evaluation Material, (B) be advised by the receiving party of the terms of this letter agreement and (C) be directed by the receiving party to comply with the terms hereof to the same extent as if they were parties to this letter agreement. The receiving party agrees to be responsible for any breaches of any of the provisions of this letter agreement by any of its Affiliates and Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the disclosing party may have against the receiving party’s Affiliates and Representatives with respect to such breach).

2.

No party will, and each party will direct its respective Affiliates and Representatives not to, disclose to any person (including any governmental agency, authority or official or any third party), other than those of its Representatives who are participating in the evaluation, negotiation and/or implementation of the Proposed Transaction, either the fact that discussions or negotiations are taking place concerning the Possible Transaction or any of the terms, conditions or other facts with respect to the Possible Transaction, including the status thereof or that Evaluation Material has been made available (such information, “Transaction Information”); provided, however, that disclosure of Transaction Information or Evaluation Material pursuant to an External Demand shall be governed by paragraph 3 of this letter agreement; provided further, however, that, other than in the case of an External Demand, each party and its Affiliates and Representatives may disclose Transaction Information or Evaluation Material (a “Permitted Disclosure”) if but only if (i) such disclosure is required under applicable law (including securities or antitrust laws), rule, regulation or applicable stock exchange or listing authority rules (collectively, “Law”) and (ii) such disclosure requirement does not arise from a breach of paragraph 6 of this letter. Without limiting the generality of the foregoing, the receiving party further agrees that neither it nor its Affiliates will, directly or indirectly, share the Evaluation Material with or enter into any agreement, arrangement or understanding, or any discussions which would reasonably be expected to lead to such an agreement, arrangement or understanding with any other person, including other potential bidders

Roche Holdings, Inc.

September 4, 2014

and equity or debt financing sources (other than Representatives as permitted above) regarding a Possible Transaction involving the Company without the prior written consent of the disclosing party and only upon such person executing a confidentiality agreement in favor of the disclosing party with terms and conditions consistent with this Agreement.

3.	Notwithstanding anything to the contrary provided in this letter agreement, (x) in the event the receiving party or any of its Affiliates or Representatives receive a request or are required by deposition, interrogatory, request for documents or information, subpoena, civil investigative demand or similar process or pursuant to a formal request from a regulatory examiner, court of competent jurisdiction or other governmental body (any such requested or required disclosure, an “External Demand”) to disclose all or any part of the Evaluation Material or Transaction Information or (y) in the case of a Permitted Disclosure, the receiving party or its Affiliates or Representatives, as the case may be, agree to (a) promptly notify the disclosing party (to the extent permitted by Law) of the existence, terms and circumstances surrounding such External Demand or Permitted Disclosure, (b) consult with the disclosing party on the advisability of taking legally available steps to resist or narrow such request or disclosure, and (c) assist the disclosing party, at the disclosing party’s sole expense, in seeking a protective order or other appropriate remedy to the extent available under the circumstances, In the event that such protective order or other remedy is not obtained and the disclosing party does not waive compliance with the provisions hereof, (i) the receiving party or its Affiliates or Representatives, as the case may be, may disclose only that portion of the Evaluation Material or Transaction Information which it or its Affiliates or Representatives are advised by counsel is required by Law to be disclosed and to only those persons to whom the receiving party or its Affiliates or Representatives are advised by counsel are required by Law to receive such information (including as part of any disclosure or filing that will be publicly available), and the receiving party or its Affiliates or Representatives shall exercise commercially reasonable efforts (at the disclosing party’s sole expense) to cooperate with the disclosing party’s efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material or Transaction Information (or in the event that the receiving party is not permitted by Law to notify the disclosing party of such External Demand or Permitted Disclosure, to exercise such commercially reasonable efforts on the disclosing party’s behalf and at the disclosing party’s sole expense), and (ii) the receiving party or its Affiliates or Representatives shall not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by the receiving party or its Affiliates or Representatives not permitted by this letter agreement.

4.	Unless otherwise agreed to by the Company in writing (which may include email), (a) all communications regarding the Possible Transaction, (b) requests for additional information, (c) requests for facility tours or management meetings, and (d) discussions or questions regarding procedures, timing and terms of the Possible Transaction, will be submitted or directed exclusively to the Company’s Chief Executive Officer.

Roche Holdings, Inc.

September 4, 2014

5.	You agree that, for a period of twelve (12) months from the date hereof, neither you nor any of your Affiliates who are provided with Evaluation Material or become aware of your discussions with the Company, in each instance in accordance with the terms of this letter agreement, will, directly or indirectly, solicit for employment or employ or knowingly cause to leave the employ of the Company or any of its subsidiaries, any then-current employee of the Company or any of its subsidiaries who is first identified by you as a result of the process contemplated by this letter agreement (which employees of the Company shall include, without limitation, the employees listed on Exhibit A) without obtaining the prior written consent of the Company; provided that you may make general solicitations (including, but not limited to, through media advertisements and search firms) for employment not specifically directed at the Company or any of its subsidiaries or their respective employees and employ any person who responds to such solicitations.

6.	You hereby acknowledge that, unless otherwise agreed in writing by the Company, for a period of twelve (12) months from the date of this letter agreement (the “Standstill Period”), neither you nor any of your Affiliates who are provided with Evaluation Material or become aware of your discussions with the Company will: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses, or similar transactions involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company; (b) (i) acquire beneficial ownership of any securities (including in derivative form) of the Company (collectively, a transaction specified in (a)(i), (a)(ii) and (b)(i) involving a majority of the Company’s outstanding voting securities or assets representing a majority of the consolidated earning power of the Company and its subsidiaries, is referred to as a “Business Combination”), (ii) propose or seek, whether alone or in concert with others, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) or consents to vote any securities (including in derivative form) of the Company, (iii) nominate any person as a director of the Company, or (iv) propose any matter to be voted upon by the stockholders of the Company; (c) directly or indirectly, form, join or in any way participate in a third party “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with respect to any securities (including in derivative form) of the Company or a Business Combination involving the Company (or discuss with any third party the potential formation of a group); (d) request the Company (or any of its officers, directors or Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); or (e) take any action that would reasonably be expected to require the Company to make a public announcement regarding a potential Business Combination; provided, however, that nothing contained in this letter agreement shall prevent you or any of your Affiliates from making confidential proposals to the Company’s Chief Executive Officer and/or its Board of Directors regarding a Business Combination; and provided further, however, that:

A.	the Standstill Period shall terminate immediately when and if a person or “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) (i) enters into a

Roche Holdings, Inc.

September 4, 2014

definitive agreement with the Company for a transaction involving a Business Combination or (ii) publicly announces or commences a tender offer or exchange offer that, if consummated, would result in the acquisition of beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of a majority of the Company’s outstanding voting securities;

B.	none of the restrictions set forth in this paragraph 6 shall prevent you or any of your Affiliates from acquiring any company or entity or any interest or securities in any company or entity that holds any of the Company’s or any of its Affiliates’ securities (including in derivative form) or assets, except where the principal reason for such acquisition is to acquire an interest in the Company’s or any of its Affiliates’ securities or assets;

C.	you and your Affiliates shall not be deemed to be in breach of the restrictions set forth in this paragraph 6 with respect to any beneficial ownership of the Company’s securities (including in derivative form) that are acquired by you or your Affiliates in the ordinary course and solely as a result of passive investments by you, your Affiliates’ or a pension or employee benefit plan or trust for your or your Affiliates present or former employees; provided that (x) such beneficial ownership (including in derivative form) does not represent 5% or more of the Company’s outstanding voting power in the aggregate (you represent and warrant to the Company that, as of the date hereof, you and your Affiliates beneficially own less than 5% of the Company’s common stock), or (y) in the case of any pension or employee benefit plan or trust as to which investments are directed by persons other than you or your Affiliates, such persons are not provided with Evaluation Material or Transaction Information; and

D.	the expiration or termination of the Standstill Period will not terminate or otherwise affect any of the other provisions of this letter agreement; provided, that, following the expiration or termination of the Standstill Period, nothing in this letter agreement shall restrict the use or, to the extent required by Law, the disclosure of Evaluation Material or Transaction Information in connection with any of the actions described in clauses (a)-(e) of the first paragraph of this paragraph 6.

7.	Other than as may be set forth in a definitive agreement providing for the Possible Transaction, each party understands and agrees that (a) none of the parties or their Affiliates or Representatives have made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material and (b) none of the parties or their Affiliates or Representatives shall have any liability to the other party or any of their respective Affiliates or Representatives resulting from the selection, use or content of the Evaluation Material.

Roche Holdings, Inc.

September 4, 2014

8.	Upon the disclosing party’s demand, the receiving party shall, as promptly as reasonably practicable, either (a) destroy any written, electronic or tangible Evaluation Material and any copies thereof, or (b) return to the disclosing party all written, electronic or tangible Evaluation Material and any copies thereof, and, in either case, confirm in writing to the disclosing party that all such material has been destroyed or returned, as applicable, in compliance with this letter agreement. It is understood that information in an intangible or electronic format containing Evaluation Material cannot be removed, erased or otherwise deleted from archival systems (also known as “computer or system back-ups”) but that such information will continue to be protected under the confidentiality requirements contained in this Agreement and the receiving party and its Affiliates and Representatives shall continue to be bound by the obligations of confidentiality hereunder with respect thereto. Notwithstanding the foregoing, the receiving party and its Affiliates and Representatives may each retain one copy of any Evaluation Material to the extent necessary or advisable pursuant to applicable legal, regulatory, compliance or professional standards requirements; provided that the receiving party and its Affiliates and Representatives shall continue to be bound by the obligations of confidentiality hereunder for such period of time as it and its Affiliates and Representatives retain such Evaluation Material.

9.	Each party acknowledges and agrees that money damages may not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by the other party or its Affiliates or Representatives and that the non-breaching party shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and each party further agrees to waive, and use its best efforts to cause its Affiliates and its commercially reasonable efforts to cause its other Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity.

10.	The parties agree that unless and until a definitive agreement between the Company and you (or one or more of your Affiliates) with respect to the Possible Transaction has been executed and delivered, neither the Company nor you (nor any of the Company’s or your respective Affiliates) will be under any legal obligation of any kind whatsoever with respect to any transaction by virtue of this letter agreement or any written or oral expression with respect to any transaction by any of its Affiliates and Representatives except, in the case of this letter agreement, for the matters specifically agreed to herein. For purposes of this letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer or bid by you. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

11.	You acknowledge that (a) the Company and its Representatives shall be free to conduct the process for a transaction as they, in their sole discretion, shall determine, and (b) any procedures relating to such transaction may be changed at any time without notice to you or any other person.

Roche Holdings, Inc.

September 4, 2014

12.	No failure or delay by any party in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, and no modification hereof shall be effective, unless in writing and signed by an officer or other authorized person of each of the parties on their behalf. This letter agreement contains the entire agreement between you and the Company concerning the subject matter hereof. For the avoidance of doubt, this letter agreement shall not affect the obligations of the parties and their applicable Affiliates pursuant to the Non-Disclosure Agreement effective June 9, 2014 by and between Hoffmann-La Roche Inc. and the Company (which agreement shall remain in full force and effect in accordance with its terms), and information disclosed pursuant to this letter agreement shall not be subject to such agreement and vice versa. The parties agree that the rights and remedies under this letter agreement shall inure to the benefit of the parties hereto and their respective successors and assigns. Neither party may assign this letter agreement without the prior written consent of the other party, and any attempt to do so shall be null and void. This letter agreement shall be binding upon a party’s successors and permitted assigns.

13.	The illegality, invalidity or unenforceability of any provision hereof under the laws of any jurisdiction shall not affect its legality, validity or enforceability under the laws of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

14.	This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its conflicts of law principles. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Chancery Court in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement, and agree not to commence any action, suit or proceeding related thereto except in such courts. THE PARTIES HEREBY IRREVOCABLY WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING REGARDING THE SUBJECT MATTER OF THIS LETTER AGREEMENT.

15.	Except as otherwise provided in this letter agreement, this letter agreement shall terminate on the date that is two (2) years after the date of this letter agreement.

16.	This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by telecopier or pdf electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

Roche Holdings, Inc.

September 4, 2014

Very truly yours, FOUNDATION MEDICINE, INC.

By:	/s/ Michael J. Pellini
Name: Michael J. Pellini, M.D.
Title: President and Chief Executive Officer

Confirmed and Agreed to: ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President

Date: 9-5-14